                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         MeriStar Hotels & Resorts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    589988104
             ------------------------------------------------------
                                 (CUSIP Number)

                                Timothy Q. Hudak
                          Interstate Hotels Corporation
                                Foster Plaza Ten
                               680 Andersen Drive
                         Pittsburgh, Pennsylvania 15220
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                   May 1, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-------------------------                            ---------------------------
CUSIP No.   589988104                 13D                 Page 2 of 12 Pages
-------------------------                            ---------------------------

--------------------------------------------------------------------------------
 1           NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Interstate Hotels Corporation
--------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3           SEC USE ONLY

--------------------------------------------------------------------------------
 4           SOURCE OF FUNDS*

             00
--------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                   |_|
--------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION

             Maryland
--------------------------------------------------------------------------------
                              7     SOLE VOTING POWER

                                    None
                              --------------------------------------------------
 NUMBER OF                    8     SHARED VOTING POWER
 SHARES
 BENEFICIALLY                       7,625,813(1)(2)
 OWNED BY                     --------------------------------------------------
 EACH REPORTING               9     SOLE DISPOSITIVE POWER
 PERSON WITH
                                    None
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    7,625,813(1)(2)
--------------------------------------------------------------------------------
 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,625,813(1)(2)
--------------------------------------------------------------------------------
 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES |_|*

--------------------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.5%(2)
--------------------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) No shares of common stock, par value $0.01 per share, of MeriStar Hotels & Resorts, Inc. have been acquired, directly or indirectly, by the Reporting Person. The Reporting Person may, however, be deemed to have beneficial ownership of 7,625,813 shares of common stock of MeriStar pursuant to a voting agreement (as described in the Introduction and Items 3 and 4 of this Statement), entered into in connection with the proposed merger of the Reporting Person with and into MeriStar. The Reporting Person expressly disclaims any such beneficial ownership of MeriStar common stock.
(2) Reflects share ownership as of May 1, 2002 by the persons listed in Item 5(b) of this Statement. Based upon the number of shares of common stock reported to be outstanding by MeriStar as of April 29, 2002, all such shares would represent 20.5% of MeriStar's common stock.

INTRODUCTION.

         No shares of common stock, par value $0.01 per share (the "COMMON STOCK"), of MeriStar Hotels & Resorts, Inc., a Delaware corporation (the "ISSUER"), have been acquired, directly or indirectly, by Interstate Hotels Corporation, a Maryland corporation (the "REPORTING PERSON"). The Reporting Person is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Voting Agreement (as defined below).

         The Reporting Person entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT"), dated May 1, 2002, by and between the Issuer and the Reporting Person, providing, among other things, for the merger (the "MERGER") of the Reporting Person with and into the Issuer. In the Merger, each share of common stock of the Reporting Person and the associated rights to purchase shares of Series A Preferred Stock of the Reporting Person issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 4.6 shares of Common Stock and the associated rights to purchase shares of Series A Junior Participating Preferred Stock of the Issuer. In addition, a new board of directors of the Issuer will be elected, and the Issuer's certificate of incorporation and bylaws will be amended and restated.

         According to the Issuer's representations and warranties in the Merger Agreement, there were 37,188,574 shares of Common Stock outstanding as of April 30, 2002.

         In connection with the Merger, a MeriStar Hotels & Resorts, Inc. Stockholder Voting Agreement (the "VOTING AGREEMENT"), dated May 1, 2002, was executed among the Reporting Person, John Emery ("EMERY"), Steven D. Jorns ("JORNS"), Paul W. Whetsell ("WHETSELL"), Oak Hill Capital Partners, L.P. ("OCP"), Oak Hill Capital Management Partners, L.P. ("OCMP"), FW Hospitality, L.P. ("HOSPITALITY"), Arbor REIT, L.P. ("ARBOR"), and MHX Investors, L.P. ("MHX"). Each of Emery, Jorns, Whetsell, OCP, OCMP, Hospitality, Arbor and MHX is referred to herein as a "STOCKHOLDER". Each Stockholder currently owns the number of shares of Common Stock set forth opposite such Stockholder's name below:

                 Stockholder                        Amount of Common Stock
                 -----------                        ----------------------
                 Emery                              90,000 shares

                 Jorns                              1,073,930 shares

                 Whetsell                           533,319 shares

                 OCP                                3,545,455 shares

                 OCMP                               90,909 shares

                 Hospitality                        764,067 shares

                 Arbor                              764,067 shares

                 MHX                                764,066 shares


                               Page 3 of 12 Pages

         Under the Voting Agreement, the Stockholders have agreed with the Reporting Person to vote their shares of Common Stock at the MeriStar special meeting of stockholders to be held to consider and approve the Merger and the related transactions (the "MERISTAR SPECIAL MEETING") in favor of the Merger and the transactions related to it.

         Under the Voting Agreement, each Stockholders has granted an irrevocable proxy to the Reporting Person, making the Reporting Person such Stockholder's proxy and attorney-in-fact, with full power of substitution and resubstitution to vote such Stockholder's shares. Therefore, under the Voting Agreement, the Reporting Person has shared voting power over an aggregate of 7,625,813 shares of Common Stock (the "SUBJECT SHARES") with respect to approval of the Merger and related transactions at the MeriStar Special Meeting. The Subject Shares represent approximately 20.5% of the outstanding Common Stock based upon the number of shares of Common Stock reported as outstanding by the Issuer as of April 30, 2002.

         The consummation of the Merger by the Issuer is subject to, among other things, the approval of the Merger Agreement, the Merger, the amendment and restatement of the Issuer's certificate of amendment and bylaws and the other transactions contemplated by the Merger Agreement by the holders of a majority of the outstanding shares of the Issuer's Common Stock.

         The consummation of the Merger by the Reporting Person is subject to, among other things, the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement by the holders of 2/3 of the outstanding shares of the Reporting Person's Class A Common Stock on an as-converted basis. Additional conditions precedent to the Reporting Person's obligation to complete the Merger are described fully in the Merger Agreement.

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "STATEMENT") relates to the Common Stock. MeriStar Hotels & Resorts, Inc. has its principal place of business at 1010 Wisconsin Avenue, NW, Suite 500, Washington, D.C. 20007.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c), (f). This Statement is filed by Interstate Hotels Corporation, a Maryland corporation (defined above as the "REPORTING PERSON"). The principal business of the Reporting Person is the management of hotels and resorts. The address of the principal executive officers and business of the Reporting Person is Foster Plaza Ten, 680 Andersen Drive, Pittsburgh, Pennsylvania 15220.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each executive officer and director of the Reporting Person are set forth in
Schedule 1 hereto, which is incorporated herein by reference.

         (d) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding


                               Page 4 of 12 Pages
was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (e) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the Persons listed on Schedule 1, hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, no shares of the Reporting Person Common Stock have been acquired, directly or indirectly, by the Reporting Person. Rather, as an inducement and a condition to the Reporting Person entering into the Merger Agreement, the Reporting Person and the Stockholders have entered into the Voting Agreement, pursuant to which the Reporting Person has received shared voting power over the Subject Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         No shares of the Reporting Person's Common Stock have been acquired, directly or indirectly, by the Reporting Person. The Reporting Person could be deemed to have beneficial ownership of the Subject Shares only because it and the Stockholders have entered into the Voting Agreement in order to facilitate the Merger pursuant to the Merger Agreement. Except as specifically set forth herein, the Reporting Person disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock.

         Each of paragraphs (a), (b), (d), (e), (g), and (j) of Item 4 may be applicable upon the consummation of the transactions contemplated by the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, the Stockholders currently beneficially own 20.5% of the outstanding shares of Common Stock, comprised of 7,625,813 shares of Common Stock.

         Therefore, as of the date hereof, the Reporting Person may be deemed to beneficially own 7,625,813 shares of Common Stock as a result of entering into the Voting Agreement. Except as set forth on Schedule 1 and to the knowledge of the Reporting Person, none of the persons identified in Schedule 1 beneficially owns any securities of the Issuer. Except as specifically set forth herein, the Reporting Person disclaims beneficial ownership of any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock. The Reporting Person disclaims membership in any group with respect to the Common Stock by virtue of the Reporting Person's execution of the Voting Agreement or otherwise.

         (b) As a result of entering into the Voting Agreement, the Reporting Person may be deemed to have shared power to vote or to direct the vote of the Subject Shares herein reported as beneficially owned by it.



                               Page 5 of 12 Pages

         The Reporting Person shares the power to vote the Subject Shares herein reported as beneficially owned by the Reporting Person with the Stockholders. The following paragraphs provide the applicable information required by Item 2 with respect to each of the Stockholders, which information is based on (i) information disclosed by the Issuer and the Stockholders in their respective public filings with the Securities and Exchange Commission and (ii) on information provided by the Stockholders to the Reporting Person:

         OCP is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal business address of OCP is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

         OCMP is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal business address of OCMP is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

         OHCP GenPar, L.P. ("OHCP GENPAR") is a Delaware limited partnership, the principal business of which is acting as general partner of OCP and OCMP. The principal business address of OHCP GenPar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         OHCP MGP, L.L.C. is a Delaware limited partnership, the principal business of which is acting as general partner of OHCP GenPar. The principal business address of OHCP MGP, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         Hospitality is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Hospitality, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         Group III 31, L.L.C. ("GROUP III") is a Delaware limited liability company, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. Group III also serves as the sole general partner of Hospitality. The principal business address of Group III, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. J. Taylor Crandall is the sole member of Group III.

         Arbor is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Arbor, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         Group Investors, L.L.C. ("GROUP INVESTORS") is a Delaware limited liability company, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. Group Investors also serves as the sole general partner of Arbor. The principal business address of Group Investors, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Mark A. Wolfson is the sole member of Group Investors.



                               Page 6 of 12 Pages

         MHX is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MHX, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         FW Group Gen Par, Inc. ("FW GROUP") is a Texas corporation, the principal business of which is the purchase, sale, acquisition and holding of investment securities. FW Group also serves as the sole general partner of MHX. The principal business address of FW Group, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         John Taylor Crandall is a citizen of the United States whose principal business address is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Mr. Crandall is the sole member of Group III and serves as the Vice President and Chief Operating Officer of Keystone, Inc. ("KEYSTONE").

         Mark A. Wolfson is a citizen of the United States whose principal business address is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Mr. Wolfson is the sole member of Group Investors and serves as the Vice President and Consultant to Keystone.

         John Emery is a citizen of the United States whose principal business address is c/o MeriStar Hotels & Resorts, Inc., 1010 Wisconsin Avenue, NW, Suite 500, Washington, D.C. 20007. Mr. Emery serves as the Chief Investment Officer of the Issuer.

         Steven D. Jorns is a citizen of the United States whose principal business address is c/o MeriStar Hotels & Resorts, Inc., 1010 Wisconsin Avenue, NW, Suite 500, Washington, D.C. 20007. Mr. Jorns is Vice Chairman to and a director of the Issuer.

         Paul W. Whetsell is a citizen of the United States whose principal business address is c/o MeriStar Hotels & Resorts, Inc., 1010 Wisconsin Avenue, NW, Suite 500, Washington, D.C. 20007. Mr. Whetsell is Chief Executive Officer and Chairman of the Board of the Issuer.

         Other than as disclosed above, to the knowledge of the Reporting Person, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Other than as disclosed above, to the knowledge of the Reporting Person, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

         (c) Neither the Reporting Person nor, to its knowledge, any of the persons listed on Schedule 1, has affected any transactions in the Common Stock during the past 60 days, except as set forth herein.



                               Page 7 of 12 Pages

         (d) To the knowledge of the Reporting Person, only the persons and entities listed in response to Item 5(b) of this Statement have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

         (e) Paragraph (e) of Item 5 is inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the Introduction and Item 5 of this Statement, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Merger, dated as of May 1, 2002, between the Issuer and the Reporting Person (incorporated by reference to the Agreement and Plan of Merger filed as part of Interstate Hotel Corporation's Proxy Statement on Schedule 14A, filed May 2, 2002).

Exhibit 2 MeriStar Hotels & Resorts, Inc. Stockholder Voting Agreement, dated as of May 1, 2002, among the Reporting Person and certain stockholders specified therein (incorporated by reference to the MeriStar Hotels & Resorts, Inc. Stockholder Voting Agreement filed as part of Interstate Hotel Corporation's Proxy Statement on Schedule 14A, filed
                May 2, 2002).




                               Page 8 of 12 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  May 15, 2002                 INTERSTATE HOTELS CORPORATION


                                    By:  /s/  Timothy Q. Hudak
                                         ---------------------------------
                                         Timothy Q. Hudak
                                         Senior Vice President and
                                         General Counsel



                               Page 9 of 12 Pages

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.        DESCRIPTION
-----------        -----------

    1 Agreement and Plan of Merger, dated as of May 3, 2002, among the Issuer and the Reporting Person (incorporated by reference to the Agreement and Plan of Merger filed as part of Interstate Hotel Corporation's Proxy Statement on Schedule 14A, filed May 2, 2002).

    2 MeriStar Hotels & Resorts, Inc. Stockholder Voting Agreement, dated as of May 3, 2002, among the Reporting Person and certain stockholders specified therein (incorporated by reference to the MeriStar Hotels & Resorts, Inc. Stockholder Voting Agreement filed as part of Interstate Hotel Corporation's Proxy Statement on
                   Schedule 14A, filed May 2, 2002).

                                   SCHEDULE 1
                                   ----------

                    Information With Respect To Directors And
        Executive Officers And Directors Of Interstate Hotels Corporation


         The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of the Reporting Person. The business address of each director and executive officer of the Reporting Person is Foster Plaza Ten, 680 Andersen Drive, Pittsburgh, Pennsylvania 15220. Each of the directors and executive officers of the Reporting Person is a citizen of the United States.

                                                                               COMMON STOCK
  NAME OF OFFICER OR                       PRESENT PRINCIPAL                   BENEFICIALLY
      DIRECTOR                                OCCUPATION                          OWNED
-------------------------    ---------------------------------------------     ----------------
Thomas F. Hewitt             Chairman of the Board and Chief Executive         None
(Chairman)                   Officer of the Reporting Person

J. William Richardson        Vice Chairman and Chief Financial Officer of      None
(Director)                   the Reporting Person

Kevin P. Kilkeary            President and Chief Operating Officer of the      None
                             Reporting Person

Henry L. Ciaffone            Senior Executive Vice President, International    None
                             Operations and Development, of the Reporting
                             Person

Glyn F. Aeppel               Executive Vice President, Business Development    None
                             and Acquisitions, of the Reporting Person

Timothy Q. Hudak             Senior Vice President and General Counsel of      None
                             the Reporting Person

Charles R. Tomb              Senior Vice President, Development and            None
                             Acquisitions, of the Reporting Person

Karim J. Alibhai             Principal of Gencom Group, 3250 Mary Street,      None
(Director)                   Suite 500, Miami, Florida 33133

Joseph J. Flannery           Managing Director of Lehman Brothers Inc., 399    None
(Director)                   Park Avenue, 8th Floor, New York, New York 10022



                                  Page 11 of 12

                                                                               COMMON STOCK
  NAME OF OFFICER OR                       PRESENT PRINCIPAL                   BENEFICIALLY
      DIRECTOR                                OCCUPATION                          OWNED
-------------------------    ---------------------------------------------     ----------------
Benjamin D. Holloway         Financial consultant, Continental Real Estate     None
(Director)                   Companies, 2665 Bayshore Drive, Suite 1002,
                             Miami, Florida 33133

Stephen P. Joyce             Executive Vice President of Franchising for       None
(Director)                   Marriott Hotels, Resorts and Suites and
                             Renaissance Hotels, Dept. 51/944.56 Owner &
                             Franchise Services, One Marriott Drive,
                             Washington, D.C. 20058

Alan J. Kanders              Vice President of Lehman Commercial Group,        None
(Director)                   Inc., 399 Park Avenue, 8th Floor, New York, New
                             York 10022

Mahmood J. Khimji            Principal of Highgate Holdings, 545 East John     None
(Director)                   Carpenters Freeway, Suite 1400, Irving, Texas
                             75062

Phillip H. McNeill, Sr.      Chairman of the Board and Chief Executive         None
(Director)                   Officer of Equity Inns, Inc., 7700 Wolf River
                             Blvd., Germantown, Tennessee 38138

John J. Russell, Jr.         Chief Executive Officer of Hospitality Artists,   None
(Director)                   LLC, 1021 Troublesome Creek Lane, Greensboro,
                             GA 30642

Sherwood M. Weiser           Chairman, President and Chief Executive Officer   None
(Director)                   of Continental Hospitality Holdings, LLC, 3250
                             Mary Street, Miami, Florida 33133



                                  Page 12 of 12